Exhibit 1.1

WISeKey International Holding Ltd to Hold Extraordinary General Meeting of Shareholders on April 27

WISeKey’s Board of Directors Recommends Shareholders Vote “FOR” All Proposals Submitted

Zug, Switzerland, April 4, 2023 – WISeKey International Holding Ltd (“WISeKey” or “Company”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity and IoT company, announced today that the Board of Directors has recommended to shareholders to vote “FOR” the proposals submitted to the Extraordinary General Meeting of Shareholders (“EGM“), which, as announced on March 30, 2023, will be held on April 27, 2023, 2pm CEST, at SIX ConventionPoint, Pfingstweidstrasse 110, 8005 Zurich, Switzerland.

As previously announced, the proposals primarily relate to the distribution to shareholders and holders of American Depositary Shares (ADSs) of 20% of the outstanding ordinary shares, par value USD 0.01 each (the SEALSQ Ordinary Shares), in SEALSQ Corp (SEALSQ). SEALSQ is a company organized and formed under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Company. The distribution is to be made in the form of a special dividend in kind (the Special Dividend) out of the Company's capital contribution reserves booked in its statutory standalone financial statements as of December 31, 2021, based on a distribution ratio of (i) 0.002131728 SEALSQ Ordinary Share for each of the Company's registered share with a par value of CHF 0.01 each (the Class A Shares), (ii) 0.010658642 SEALSQ Ordinary Share for each of the Company's registered share with a par value of CHF 0.05 each (the Class B Shares), and (iii) 0.10658642 SEALSQ Ordinary Shares for each ADS, representing 10 Class B Shares each, each as outstanding as of the record date for the Special Dividend. The number of SEALSQ Ordinary Shares to be distributed to holders of Class B Shares, ADSs and Class A Shares may be adjusted, as further detailed in the EGM invitation. In lieu of fractional SEALSQ Ordinary Shares, shareholders and ADS holders will receive a cash payment consisting of the net cash proceeds from the sale of the fractional entitlements in the open market. The declaration and distribution of the Special Dividend are subject to the satisfaction or waiver (where permissible) of a number of conditions further detailed in the EGM invitation. If the distribution of the Special Dividend is approved by the shareholders at the EGM, and the related requirements are met, SEALSQ will be listed on the Global Market segment of the NASDAQ.

In order for the Special Dividend not to become subject to Swiss federal withholding tax of 35%, we have further proposed that capital contribution reserves be released to other general reserves from capital contribution (distributions out of which are not exempt from Swiss federal withholding tax) in an amount equal to the market value of the SEALSQ Ordinary Shares (after deduction of the book value of the Company's investment in SEALSQ). For further details regarding the Special Dividend, please refer to SEALSQ's U.S. registration statement on Form F-1, including a prospectus (the Prospectus), the EGM invitation and a Shareholder Information Brochure.

In addition to the two aforementioned proposals, we propose to amend our Articles of Association in order to, from time to time, be able to hold "virtual only" or “hybrid” general meetings. It will be ensured at these meetings that all shareholders’ rights are preserved as if shareholders were personally attending the meeting.

Instructions on how to participate and vote at the EGM can be found in the EGM invitation, which is being sent out this week to registered shareholders and will be published in the Swiss Official Gazette of Commerce on or about April 4, 2023.

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any shares or other securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSa’s predecessor legislation  or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

The registration statement referred to in this press release, including the Prospectus contained therein, constitutes a foreign prospectus within the meaning of article 54 paras. 2 and 3 of the FinSA and article 70 paras. 2-4 of the Swiss Financial Services Ordinance of November 6, 2019, as amended.